Exhibit 99.1

ProQR Therapeutics N.V. Press Release November 29, 2017

FINAL – FOR RELEASE

ProQR Receives Orphan Drug Designation from EMA for Drug Candidate QR-313 for Dystrophic Epidermolysis Bullosa

Key Updates

•	ProQR’s drug candidate, QR-313 for dystrophic epidermolysis bullosa (DEB) receives orphan drug designation in the EU from the EMA.

•	QR-313 also received U.S. ODD from the FDA in September 2017.

•	QR-313 represents the fifth candidate in the company’s pipeline to receive ODD in the U.S. and EU.

•	DEB is a severe genetic skin disease with no disease modifying treatments currently available.

•	QR-313 targets the most common mutations within DEB, which are mutations in exon 73 of the COL7A1 gene and is designed for topical administration.

•	QR-313 is expected to enter the clinic in 2018, with interim data also expected in 2018.

LEIDEN, the Netherlands, November 29, 2017 — ProQR Therapeutics N.V.(Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases including cystic fibrosis, Leber’s congenital amaurosis 10 and dystrophic epidermolysis bullosa, today announced that investigational drug QR-313 for dystrophic epidermolysis bullosa (DEB) has received orphan drug designation (ODD) from the European Medicines Agency (EMA). QR-313 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause in dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. DEB is a rare genetic disease that can lead to severe blistering of the skin resulting in high treatment burden and poor quality of life for patients.

In September 2017, QR-313 also received ODD from the FDA. This marks the fifth drug candidate in the company’s pipeline to receive ODD from the FDA and EMA. A first-in-human clinical trial of QR-313 is expected to be initiated in 2018, with interim data readout also expected in 2018.

“We are pleased to have orphan drug designation for our QR-313 program targeting dystrophic epidermolysis bullosa in both the U.S. and Europe,” said David M. Rodman, MD, Chief Development Strategy Officer of ProQR. “This represents another milestone for our company and highlights the unmet need for patients with this devastating disease. Our goal is to develop and actively advance a pipeline of programs that can treat DEB mutations in a targeted manner.”

About EMA Orphan Drug Designation (ODD)

In Europe, to qualify for orphan drug designation, a medicine must be intended for the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, when the prevalence in the EU is not more than 5 in 10,000 (or it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development), and when no satisfactory method of diagnosis, prevention or treatment of the condition exist, or, if such method exists, the medicine will be of significant benefit to those affected by the condition. As incentives to encourage the development of orphan medicines, the EU offers protocol assistance specific for designated orphan medicines, 10 years of market exclusivity once the medicine is on the market, and fee reductions.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

About QR-313

QR-313 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. Mutations in this exon can cause loss of functional collagen type VII (C7) protein. Absence of C7 results in the loss of anchoring fibrils that normally link the dermal and epidermal layers of the skin together. QR-313 is designed to exclude exon 73 from the mRNA (exon skipping) and produce a functional C7 protein, thereby restoring functionality of the anchoring fibrils.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-313 and the clinical development and the therapeutic potential thereof, statements regarding ODD and the potential benefits thereof, and statements regarding our pipeline of programs targeting DEB. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that we may not realize the intended benefits afforded by orphan drug designation for our QR-313 program targeting DEB, positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Investor and Media Contact:

Bonnie Ortega

T: +1 858 245 3983

ir@proqr.com

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